

CrossCountry Energy Acquisition, Special Investor Call
November 22, 2004, 2:00 p.m. EST

Safe Harbor for Forward-Looking Statements

This presentation and other Company reports and statements issued or made from time to time contain certain "forward-looking statements" concerning projected financial performance, expected plans or future operations. Southern Union Company cautions that actual results and developments may differ materially from such projections or expectations.

Investors should be aware of important factors that could cause actual results to differ materially from the forward-looking projections or expectations. These factors include, but are not limited to: weather conditions in the Company's service territories; cost of gas; regulatory and court decisions; the receipt of timely and adequate rate relief; the achievement of operating efficiencies and the purchase and implementation of any new technologies for attaining such efficiencies; impact of relations with labor unions of bargaining-unit employees; the effect of any stock repurchases; and the effect of strategic initiatives (including: any recent, pending or potential acquisitions or mergers, restructuring activities, any sales of non-core assets, and any related financing arrangements including refinancings and debt repurchases) on earnings and cash flow.

Contact:
Southern Union Company
John F. Walsh, (570) 829-8662
jwalsh@southernunionco.com

Agenda

- Investment Strategy
- Transaction Overview
- Integration Plan
- Capitalization & Earnings Guidance
- Asset Overview
- Questions & Answers

Investment Strategy

George L. Lindemann,

Chairman

Southern Union Company

CrossCountry Energy Investment Strategy

- Regulated interstate pipeline assets
  - FERC regulated
  - Higher allowed ROE vs. LDCs
  - "Franchise" assets

- Stable cash flow and earnings
  - Strong contract profile
  - History of predictable earnings
  - High percentage of reservation fees
  - Organic growth opportunities
  - Investment-grade customer profile

- Experienced management teams with demonstrated success in managing expansions

- Geographic diversification

Transaction Overview & Integration Plan

Thomas F. Karam,

President

Southern Union Company

Southern Union Company Area Map


New England Gas Company
PG Energy
Missouri Gas Energy
Panhandle Eastern Pipe Line
Transwestern Pipeline
Trunkline Gas
Florida Gas Transmission
storage
Trunkline LNG
Sea Robin Pipeline

Transaction Overview

- November 17, 2004 - CCE Holdings, LLC ("CCEH") purchased CrossCountry Energy, LLC ("CrossCountry") from the Enron estate for approximately $2.45 B, including the assumption of certain consolidated debt
  - CCEH is a joint venture between GE Commercial Finance Energy Financial Services ("GE") and Southern Union Company ("SUG")

- CCEH owns interests in the following assets:
  - 100% ownership of Transwestern Pipeline Company, LLC ("TWP")
  - 50% ownership interest in Citrus Corp. ("Citrus"), which has 100% ownership interest in Florida Gas Transmission Company ("FGT")

- CCEH's interest in Northern Plains Natural Gas Company ("Northern Plains") was concurrently sold to ONEOK, Inc. for $175.0 MM cash

- CCEH is governed by a Limited Liability Company Agreement

- CCEH's pipeline operations are managed by a subsidiary of Southern Union under an Administrative Services Agreement

Integrated Pipeline Management Team

- Integrated pipeline operations to be led by **Stanley C. Horton** as president and COO
  - Over 31 years of industry experience
  - CrossCountry Energy president and COO since 2003
  - Previously chairman and CEO of Enron Transportation Services
    - Ran Enron's interstate pipelines
  - Former chairman of Gas Industry Standards Board, Interstate Natural Gas Association of America, and the Natural Gas Council
- Remainder of management team identified and comprised of Panhandle Energy and CrossCountry Energy personnel

Integrated Senior Management Team of Pipeline Operations



Thomas Karam - CEO
Stan Horton - Pres & COO
Rob Bond - Sr VP & CCO
Jeryl Mohn - Sr VP, Oper, Eng, & Constr
Mike Langston - Sr VP, Gov & Reg Affairs
Gary Lefelar - Sr VP & CAO
Steve Hotte - Sr VP,
Bob Hayes - Sr VP & CCO
Shelley Corman - Sr VP & CCO
Drew Fossum - Sr VP , Law
Gary Smith - Sr VP, HR

Joint Venture Partner

- GE Commercial Finance Energy Financial Services
  - GE Commercial Finance is one of General Electric Company's largest "growth engines" with assets of over $217 B
  - GE provides the full breadth of General Electric Company's financial products and services to the energy industry, from wellhead to wall socket and the company's integrated, solution-based approach to customers leverages more than 25 years of energy finance experience
  - Independent equity investor
  - Significant experience and expertise in acquisition integrations
  - GE is rated Aaa / AAA

LLC Agreement Highlights

- Both members are allowed to sell down up to 40% of their initial interest within the first 18 months without a Right of First Offer (ROFO)

- GE has indicated its intent to sell down up to 40% within 18 months

- After 18 months, ownership transfers may require member approvals, may be subject to certain other restrictions and are subject to a ROFO

- Mutual call options entitle initial members to purchase each other's interests, including those transferred during the first 18 months, at 25% per year in years 5 through 8, at the higher of 8.9x trailing average two-year EBITDA or 11% pretax IRR

- Mutual call options entitle initial members to purchase 100% of each other's interests transferred after 18 months on the fifth anniversary date of the initial transfer, at the higher of 8.9x trailing average two-year EBITDA or 11% pretax IRR

- EFS-PA holds a put option to reacquire all Class B interests and sell them to CCE Acquisition on the tenth anniversary at 8.9x trailing average two year EBITDA; CCE Acquisition may pay the put option price in cash or with Southern Union stock having a value of 102% of the put option price, at Southern Union's discretion

Administrative Services Agreement

- Administrative Services Agreement (ASA) is between CCE Holdings and SU Pipeline Management LP (SU), a wholly owned subsidiary of SUG

- ASA contains 10-year term and has automatic 5-year renewal term

- SU responsible for day to day operational activities including all administrative and ministerial functions; material matters to be decided by the Executive Committee

- SU to allocate its costs and certain Southern Union costs for Transition Services (professional, severance, transaction, integration, etc.) and ongoing direct and prorated indirect costs for Shared Services (personnel costs including engineering, financial, regulatory, gas supply, operations, legal, tax, HR, etc. and asset costs including office costs, materials, equipment, etc.) to the joint venture

- SU to earn an annual management fee based upon the achievement of budgeted EBITDA* as follows:
  - 100% to 101.99% - a % of EBITDA equal to the % by which actual exceeds budget
  - 102% to 104% - 2% of budgeted EBITDA plus 2% of the amount exceeding 102%
  - Over 104% - 2.04% of budgeted EBITDA plus 25% of the amount exceeding 104%

* EBITDA is defined in the ASA as "consolidated net income of CCEH, plus interest expense, plus income tax expense, plus depreciation, plus amortization, in accordance with GAAP.

CrossCountry Energy/Panhandle Energy Integration Plan

- Components
  - Building consolidation
  - IT consolidation
  - Workforce consolidation

- Timeline
  - Majority of integration to occur within 9-12 months
  - Integration complete within 18 months

- Transaction Synergies & Other Cost Reductions
  - Current estimate is $25 MM in total – about 70% in 2005
  - Includes non-integration cost reductions at Panhandle Energy

Change in Year-End

- Effective December 31, 2004, Southern Union anticipates changing from June 30 fiscal year-end to December 31 calendar year-end

- Change creates six-month stub period from July 1, 2004 – December 31, 2004
  - Southern Union to file with the SEC a transition report on Form 10-K, including audited financial statements for six- month stub period, in March 2005

- Reflects growing percentage of Southern Union's business in the FERC regulated transmission sector
  - Transmission segment will provide over 70% of operating income on a consolidated basis

- Provides investment community with more comparative information with which to better evaluate Southern Union against peers

- **Calendar year 2005 guidance range = $1.45 to $1.55 per share**

- **Calendar year 2006 earnings expected to grow 10-15% over calendar year 2005**

Capitalization, Credit Ratings & Earnings

David J. Kvapil,

EVP & CFO

Southern Union Company

CCEH Capitalization – As of November 17, 2004

($000,000s)	Rate	GAAP Basis	Non-GAAP Basis[1]
Cash		$9.7	$37.1
TWP term loan	LIBOR + 75bp	100.0	100.0
TWP senior notes	5.39% - 5.54%	500.0	500.0
Citrus notes (50%)	7.0% - 10.11%	-	528.0
TWP Holdings term loan	LIBOR + 87.5bp	230.0	230.0
TWP Holdings senior notes	5.64% - 5.79%	225.0	225.0
TOTAL DEBT		**$1,055.0**	**$1,583.0**
SUG equity		590.5	590.5
GE equity		590.5	590.5
TOTAL EQUITY		**$1,181.0**	**$1,181.0**
TOTAL CCEH CAPITALIZATION		**$2,236.0**	**$2,764.0**
DEBT/CAPITALIZATION RATIO		**47%**	**57%**

[1] **Pro forma consolidation of 50% of Citrus Corp. cash and debt for illustrative purposes.**

Credit Ratings

Entity	Moody's	S&P	Fitch	Outlook
Southern Union Co.	Baa3	BBB	BBB	Negative
Transwestern Holdings	n/a	BBB-	n/a	Stable
Transwestern Pipeline Company	n/a	BBB	n/a	Stable
Florida Gas Transmission (Citrus Corp.)	Baa2	BBB+	n/a	Stable

Southern Union Earnings

- Southern Union expects to change to calendar year-end as of December 31, 2004

- Calendar year 2005 EPS guidance of $1.45 to $1.55 vs. calendar year 2004 EPS guidance of $1.00 to $1.10

- 2004 results from continuing operations consistent with expectations

- Variances due to:
  - Restructuring charges in 2004
  - Timing of MGE rate case
  - Lack of PEPL purchase accounting benefit in 2004
  - CCEH contributions in 2005
  - Integration synergies in 2005
  - Additional Panhandle cost reductions in 2005



Calendar Year EPS

$1.50
$1.25
$1.00

$1.00 - $1.10 (2004)
$1.45 - $1.55 (2005)

2004   2005

Assets Overview

Stanley C. Horton

President & COO,

Panhandle Energy & CrossCountry Energy

TWP Snapshot

Highlights

- TWP is owned 100% by CCE; approximately 2,400 miles of natural gas pipeline with bi-directional flow capabilities to serve markets from California to Texas
- Mainline capacity has grown from 350 million cubic feet per day (MMcf/d) to over 2,000 MMcf/d (West 1,210 MMcf/d, East approximately 800 MMcf/d) with multiple lateral lines adding additional capacity
- Major receipt basins: San Juan basin, Permian basin, Anadarko basin, Rocky Mountain basin
- Major delivery points (MMcf/d): SoCal Needles (850), PG&E Topock (400), Mojave (400), West Texas/Waha (580), Panhandle (260)
  - Building San Juan lateral to increase supply capacity
- System specifications:
  - Maximum allowable operating pressure 1,000 - 1,200 pounds per square inch (psi)
  - 28 mainline and lateral compressor stations, 326,255 horsepower

Operations



Supply Basins
Mainline and lateral
TWP pipelines
ROCKIES
Ignacio
SAN JUAN
Blanco Hub
San Juan Lateral
Panhandle Lateral
ANADARKO
Mainline West
Thoreau
Mainline East
Station 9
West Texas Lateral
PERMIAN

Predictable Revenue Stream Supported by Stable Reservation Fees

- ■ Approximately 82% of LTM 6/30/04 total revenues are derived from reservation fees for firm transportation capacity pursuant to fixed contracts, which are paid whether or not the reserved capacity is utilized
  - ■ 94% of transportation revenue is from firm transportation contracts

- ■ Other revenues consist of:
  - ■ Operational gas sales
  - ■ Usage fees (throughput dependent)

- ■ Firm contracts have an original weighted average contract life of 8.9 years and a remaining weighted average contract life of 3.0 years



LTM 6/30/04 total revenue

Gas & liquids sold 13%

Throughput dependent 5%

Fixed reservation 82%

[1]

San Juan Expansion Project

- 375 MMcf/d increase in San Juan lateral capacity, increasing total lateral capacity to 1,235 MMcf/d
- 72 miles of 36” looping; incremental horsepower at existing compressor sites
- Total CAPEX expected to be $150 MM ($30 MM compression, $110 MM pipeline, $10 MM interconnect and other facilities)
  - $50 MM has been spent during the first 10 months of 2004
- 300 MMcf/d of capacity has been committed under 10-year contracts
  - Negotiations underway for remaining 75 MMcf/d


Colorado
MONTEZUMA
Cortez
LA PLATA
Durango
LA PLATA 'A'
(IGNACIO)
BLOOMFIELD
(BLANCO HUB)
Aztec
SAN JUAN
72 miles
Of 36”
loop
BISTI
New Mexico
GALLUP
MCKINLEY
GALLUP
THOREAU
STA.5
THOREAU

Recontracting Overview

- Current SoCalGas contracts
  - SoCalGas has 306 MMcf/d delivery capacity to California
    - 306 MMcf/d receipt capacity from Permian
    - 200 MMcf/d receipt capacity on the San Juan lateral
  - Primary term through 10/31/05, year-to-year thereafter unless SoCal gives a 12-month notice and exercises right of first refusal ("ROFR")

- Impact of California Public Utilities Commission ("CPUC") Gas Rulemaking
  - Final opinion issued on Phase I issues in CPUC Order Instituting Rulemaking on September 2, 2004
  - Authorized SoCalGas to terminate expiring contracts with El Paso and Transwestern and negotiate new capacity agreements to achieve a more diversified portfolio
  - Establishes capacity planning range and requires utilities to hold interstate pipeline capacity for the core:
    - 100% - 120% of the core's annual average daily demand
    - Equates to 1,050 – 1,250 MMcf/d for SoCalGas

Citrus Snapshot

Highlights

- Citrus Corp. ("Citrus") is owned 50% by a wholly-owned subsidiary of CrossCountry and 50% by a wholly owned subsidiary of El Paso Corp.
- Principal business is a regulated interstate gas pipeline, Florida Gas Transmission ("FGT")
- FGT has approximately 5,000 miles of pipe and a mainline system capacity of 2.1 Bcf/d
- Pipeline network located along the Gulf Coast with particular focus in the Florida markets
- Delivery connections to over 50 gas-capable generation plants
- Citrus Trading Corp. and Citrus Energy Services, Citrus' other wholly-owned subsidiaries, are discontinuing all commercial activity

Map of FGT service region



Mississippi
Alabama
Georgia
Louisiana
Florida
Texas
Mobile Bay and Deepwater supply
Additional Gulf of Mexico supply

Illustrative ownership structure



CrossCountry
El Paso
50%
50%
Citrus Corp.
100%
Florida Gas Transmission

Over 96% of FGT revenue is derived from fixed reservation fees

Diversity of Supply and Market Access

- FGT has 145 receipt points with capacity of over 5,000 MMcf/d - more than twice the mainline throughput capacity

- Over 40 interconnects with interstate and intrastate pipelines

- Access to key Gulf region production areas:
  - Texas Gulf Coast
  - Louisiana Gulf Coast
  - Gulf of Mexico Outer Continental Shelf
  - Mobile Bay and Deepwater Supply

- Direct access to numerous storage facilities

- Over 240 delivery points

- Over 20,000 megawatts of gas-fired generation connected to FGT pipeline system – over 10,000 megawatts of new plants planned during 2004 to 2010

FGT's access to multiple input points and interconnects provides customers with competitive and diverse supply options

Significant Demand for Natural Gas in Florida

- Natural gas is a key component of the power generation fuel mix in Florida
  - During the next 10 years, over 90% of the new electric power generating capacity will use natural gas[1]

- Natural gas is used primarily by utilities to generate electricity, but also to serve industrial, commercial and residential loads

- Natural gas generation capacity continues to take market share from coal and oil
  - Gas demand for power generation is expected to increase over 130% between 2002 and 2010

Utility generating capability by plant type, 2003



Source: FPSC site plan

Florida natural gas demand from power generators (MMcf/d)



Source: Power generation forecast per FRCC. Power generation includes both utility and non-utility generation

Natural gas comprises 45% of Florida's utility generating capability

[1] According to the 2004 10-year Site Plan Data submitted to the FL PSC by electric generators in Florida

History of Market Area Expansions



FGT capacity (Bcf/d)

- 1987: 0.8
- 1991: 0.9
- 1995: 1.4 (Phase III)
- 2001: 1.6 (Phase IV)
- 2002: 2.0 (Phase V)
- 2003: 2.1 (Phase VI)
- 2007: 2.2 (Phase VII*)

Source: Company

* - Phase VII currently being developed.

FGT has consistently grown capacity to meet market demand

Recent Pipeline Expansion Projects

	Phase V expansion	Phase VI expansion
Description of expansion	■ Added 167 miles of additional pipeline and 3 new compressor stations to the system ■ 9 compressor stations were upgraded adding 133,000 hp ■ Expansion added over 400 MMcf/d bringing the system capacity to over 2.0 Bcf/d	■ Added 33 miles of pipeline and 18,000 hp of increased compression ability ■ Added 120 MMcf/d of system capacity, bringing the total capacity to over 2.1 Bcf/d
Cost / benefit	■ Total cost of $425 million ■ Expansion was completed on time and under budget ■ $86 million in annual revenues	■ Total cost of approximately $86 million ■ Expansion was completed on time and under budget ■ Expected to generate approximately $24 million in annual revenue
Contracts	■ Expansion is 100% supported by reservation charges under long term contracts with Florida Light and Power, Tampa Electric, Southern Company Services, Jacksonville Electric Authority and City of Tallahassee	■ Fully supported by contracts with the Orlando Utility Commission, Reliant Energy Services, Inc., the City of Leesburg and Florida Public Utilities

FGT only expands when there are long term contracts in place to support capital investment for additional capacity

Future Expansion Opportunities

- FGT's pipeline network is located in market areas characterized by strong projected population growth and increasing energy consumption

- In peninsular Florida, over 10,000 megawatts of new gas-fired generation is planned during the 2004-2010 time frame

- FGT's extensive infrastructure and delivery distribution system can be effectively utilized to transport new gas supply from several proposed LNG projects

- Several parties have publicly announced potential LNG supply projects in Florida

- FGT has conducted preliminary discussions with all parties regarding potential pipeline interconnecting facilities
  - AES (LNG terminal in Bahamas, pipeline to Southeast Florida)
  - El Paso (LNG terminal in Bahamas, pipeline to Southeast Florida)
  - Tractebel Calypso (LNG terminal in Bahamas, pipeline to Southeast Florida)
  - El Paso/Southern Natural "Cypress" (Elba Island LNG terminal in Savannah, Ga. and pipeline to Northeast Florida)

- These projects could serve to improve gas supply for interstate pipelines and provide access to global LNG supplies

Concluding Remarks

Thomas F. Karam,

President

Southern Union Company

Questions & Answers